

SEC 10027445 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

MUREX CAPITAL, LLC

NAME OF BROKER-DEALER: MWM SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2600 Douglas Road   Suite 1010B
(No. and Street)

Coral Gables   Florida   33134
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mrs. Maud Bleus   (305) 529-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – if individual, state last, first, middle name)

1001 Brickell Bay Drive, 9th Floor   Miami, FL   33131
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Maud Bleus_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___MWM SECURITIES, LLC_____ , as
of ___DECEMBER 31_____, 20__09__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

NOTARY PUBLIC-STATE OF FLORIDA
Melissa Gartrell
Commission #DD691772
Expires: AUG. 12, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

_____
Signature

_____
CFO / Ops Mgr
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

CONTENTS:



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
MWM Securities, LLC
A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.

We have audited the accompanying statement of financial condition of MWM Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MWM Securities, LLC (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz e Farra, LLP

Miami, Florida
February 23, 2010

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	255,656
Cash at clearing organization		152,010
Deposit with clearing organization		50,000
Certificate of deposit		53,126
Prepaid expenses and other assets		15,201
Furniture and equipment, net		33,573
	$	**559,566**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	24,978
COMMITMENTS AND CONTINGENCIES		
Member's equity		534,588
	$	**559,566**

The accompanying notes are an integral part of these financial statements.

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Commissions	$	2,341
Interest income		8,297
TOTAL REVENUES		10,638
EXPENSES:		
Salaries		158,317
Occupancy		79,440
Professional fees		26,794
Payroll tax		23,935
Employee benefit programs		40,648
Depreciation		8,969
License & registration		3,732
Worker's compensation insurance		1,088
Clearing charges		374
General and administrative		26,602
TOTAL EXPENSES		369,899
NET LOSS	$	(359,261)

The accompanying notes are an integral part of these financial statements.

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2009	$ 950,000	$ (356,151)	$ 593,849
NET LOSS	-	(359,261)	(359,261)
MEMBER CONTRIBUTIONS	300,000	-	300,000
BALANCES, DECEMBER 31, 2009	$ 1,250,000	$ (715,412)	$ 534,588

The accompanying notes are an integral part of these financial statements.

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (359,261)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	8,969
Changes in operating assets and liabilities:	
Cash at clearing organization	(152,010)
Deposit with clearing organization	(50,000)
Prepaid expenses and other assets	(3,293)
Accounts payable and accrued expenses	(7,722)
TOTAL ADJUSTMENTS	(204,056)
NET CASH USED IN OPERATING ACTIVITIES	(563,317)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Certificate of deposit	48,057
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	300,000
NET DECREASE IN CASH	(215,260)
CASH AT BEGINNING OF YEAR	470,916
CASH AT END OF YEAR	$ 255,656

SUPPLEMENTAL DISCLOSRUES OF CASH FLOW
INFORMATION

Cash paid during the year:

Income taxes	$ 1,986

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION

Operations

MWM Securities, LLC (the "Company") was organized in the State of Florida in 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L., a Barbados company and has had very few transactions since inception. The Company expects to expand its operations as a broker-dealer during 2010.

The Company has not generated revenues to maintain its operations and thus has been dependent on the Member to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Member for these capital contributions. The Member has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

Certificate of Deposit

As of December 31, 2009, the Company had a certificate of deposit amounting to $53,126 that matures in January 2010 and bears interest at an annual rate of 2.8%.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements

As of December 31, 2009, the Company finalized an agreement with Pershing LLC Global Securities Services ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2009, the Company maintains cash in the clearing organization amounting to $152,010. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $50,000 in the clearing organization.

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The adoption of this standard did not have any effect on the Company's financial statements on the adoption date (NOTE 6).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

New Accounting Pronouncements

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities ("VIE"). Among other provisions, this standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are summarized as follows:

Office equipment	$ 30,770
Furniture and fixtures	19,000
	49,770
Less accumulated depreciation	16,197
	$ 33,573

Depreciation expense for the year ended December 31, 2009 was $8,969.

4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company had net capital of $485,612 which was $480,612 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2009, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.05 to 1.

5. RELATED PARTIES

Operating Lease

The Company leases office space from 4MPH Properties, Inc., an entity related through common ownership. The lease expires on December 2010 and the estimated remaining minimum rental payments are $102,000 per annum. The Company's rent expense for the year ended December 31, 2009 was $79,440.

Expense Sharing

During September 2007, the Company entered into an office expense sharing agreement with Multiplicas Securities, Inc. ("Mulitiplicas"), an entity related through common ownership, whereby the Company is reimbursed certain monthly expenses which include rental fees, a percentage of the employees' salaries and the cost of supplies. The reimbursement by Multiplicas Securities, Inc. amounted to approximately $173,000, which was recorded as a reduction of the respective expense during the year ended December 31, 2009.

6.   INCOME TAXES

No provision for income taxes was recorded in 2009 as a result of the loss incurred by the Company.

The Company's deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets arise primarily from expenses related to the start-up and organization of the Company. As of December 31, 2009, the Company has deferred tax assets of approximately $264,000. The Company has recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits does not meet the "more likely than not" required criteria.

The U.S. Federal jurisdiction, Florida is the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2006.

The Company has adopted the provisions of an accounting standard on uncertainty in income taxes on January 1, 2009. No liability for unrecognized tax benefits was recorded as a result of implementing this standard. For the years ended December 31, 2009, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

7.   MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

8.   EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $7,476 for the year ended December 31, 2009.

ACCOMPANYING INFORMATION

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CREDITS		
Member's equity		$ 534,588
DEBITS		
Prepaid expenses and other assets		15,201
Furniture and equipment, net		33,573
		48,774
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		485,814
HAIRCUTS ON SECURITIES		202
NET CAPITAL		485,612
MINIMUM NET CAPITAL REQUIREMENT		
6-2/3% of aggregate indebtedness of $24,978		
or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 480,612
RATIO OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		0.05
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 24,978

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART II FILING AS OF DECEMBER 31, 2009

NET CAPITAL PER COMPUTATION ON SCHEDULE I	$ 485,612
Difference in net capital computation	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE	
COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	$ 485,612

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2009, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2009

As of December 31, 2009 and during the year then ended, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS



MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
MWM Securities, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

In planning and performing our audit of the financial statements and accompanying information of MWM Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-14-

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

To the Member
MWM Securities, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz e Farria, LLP

Miami, Florida
February 23, 2010



MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the member MWM Securities, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)
2600 Douglas Road Suite 1010B
Coral Gables, Florida 33134

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by MWM Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating MWM Securities, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MWM Securities, LLC.'s management is responsible for the MWM Securities LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
1/31/2009	330	SIPC	$150
7/31/2009	396	SIPC	$150

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

MWM SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

FINANCIAL STATEMENTS

DECEMBER 31, 2009



MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS